

January 24, 2008

By facsimile to (212) 656-1076 and U.S. Mail

Mr. Viktor Rozsnyay
President and Chief Executive Officer
Power of the Dream Ventures, Inc.
Soroksari ut 94-96
1095 Budapest, Hungary, Europe

Re: Power of the Dream Ventures, Inc., formerly Tia V, Inc.
       Pre-effective Amendment 2 to Registration Statement on Form SB-2
       Filed January 18, 2008
       File No. 333-147372

Dear Mr. Rozsnyay:

We reviewed the filing and have the comment below.

Executive Compensation, page 39

1.   Provide also the executive compensation disclosures required by Item 402 of Regulation S-B for the fiscal year ended December 31, 2007. See telephone interpretation 8B. in section J of our July 1997 "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov.

Closing

File an amendment to the SB-2 in response to the comment. To expedite our review, PDV may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the response to the comment. If PDV thinks that compliance with the comment is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the response to the comment, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since PDV and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If PDV requests acceleration of the registration statement's effectiveness, PDV should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve PDV from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- PDV may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that PDV provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Ernest M. Greene, Staff Accountant, at (202) 551-3733 or Rufus G. Decker III, Accounting Branch Chief, at (202) 551-

3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3767.

Very truly yours,

Jennifer R. Hardy
Legal Branch Chief

cc: Incorporating Services, Ltd.
        Agent for Service, Power of the Dream Ventures, Inc.
        3500 South Dupont Highway
        Dover, DE 29901

        Lloyd L. Rothenberg, Esq.
        Loeb & Loeb LLP
        345 Park Avenue, 19th Floor
        New York, NY 10154